UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

Date of Report: November 9, 2026

Commission File Number: 001-39570

TIM S.A.
(Exact name of Registrant as specified in its Charter)

João Cabral de Melo Neto Avenue, 850 – North Tower – 12th floor
22775-057 Rio de Janeiro, RJ, Brazil
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1).

Yes ☐ No ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7).

Yes ☐ No ☒

TIM S.A.

Publicly Held Company

CNPJ/MF 02.421.421/0001-11

NIRE 333.0032463-1

MINUTES OF THE FISCAL COUNCIL’S MEETING

HELD ON NOVEMBER 5th, 2026

DATE, TIME AND PLACE: November 5th, 2026, at 4.00 p.m., at the head office of TIM S.A. (“Company”), domiciled at Avenida João Cabral de Mello Neto, 850, Torre Sul, 13° floor, Barra da Tijuca, in the city and State of Rio de Janeiro.

ATTENDANCE: Mr. Walmir Urbano Kesseli, Chairman of Fiscal Council, and Mr. Elias de Matos Brito, regular member of the Company’s Fiscal Council (“CF”) attended the meeting, either in person or by means of audio or videoconference. Mrs. Luciene Rodrigues Abrão Pandolfo, Secretary, also attended the meeting. Justified absence of Mrs. Heloisa Belotti Bedicks.

AGENDA: (1) Presentation on the Tax, Regulatory, Civil and Labor contingencies; (2) Presentation of the Company’s Quarterly Information Report (“ITRs”) for the 3rd quarter of 2026, ended September 30, 2026; and (3) Presentation by Ernst & Young Auditores Independentes S/S (“EY”) on the Company’s Quarterly Information Report (“ITRs”) for the 3rd quarter of 2026, ended September 30, 2026.

CLARIFICATIONS AND RESOLUTIONS: It was initially noted that Mrs. Heloisa Belotti Bedicks had provided justification for her absence from the meeting. Nevertheless, based on the materials previously made available, she expressed her favorable position regarding the matters included in the Agenda, without any objections or reservations, as set forth in a document duly recorded and filed at the Company’s headquarters.

Following the review of the materials made available and filed at the Company’s headquarters, and based on the clarifications provided and the discussions regarding the matters included in the Agenda, the members of the Fiscal Council recorded their considerations and positions as follows:

(1) Presentation on the Tax, Regulatory, Civil and Labor contingencies.

Mr. Gustavo Alves, representative of the Company’s Tax area, with the support of Mrs. Virginia Araujo Joazeiro Ribeiro; Mr. Carlos Eduardo Franco, representative of the Regulatory Affairs area; and Mrs. Luciene Rodrigues Abrão Pandolfo, Diretora Jurídica (Chief Legal Officer), with the support of Mrs. Sylvia Tatiana Cherobim Figueiredo, Ms. Betina Bortolotti Calenda, Mr. Marcelo Dias Wanderwegen and Mr. Juan Guillermo Souza e Souza, presented, respectively, the data regarding the Company’s tax, regulatory, civil and labor contingencies.

CONT. OF MINUTES OF THE FISCAL COUNCIL’S MEETING OF TIM S.A.

November 5, 2026

The members of the Fiscal Council thanked the presenters for the information provided and acknowledged the measures adopted by the Company to manage and monitor its tax contingencies.

(2) Presentation of the Company’s Quarterly Information Report (“ITRs”) for the 3rd quarter of 2026, ended September 30, 2026.

Mrs. Andrea Viegas, Diretora Financeira (Chief Financial Officer), and Mrs. Manoela Suassuna, representative of the Accounting, Reporting & Adm. Services area, presented the Company's Quarterly Information Report (“ITRs”) prepared as of September 30, 2026, based on the material presented, which highlighted the matters of greatest interest.

After the clarifications provided, the members of the Fiscal Council thanked the presenters for the information provided.

(3) Presentation by Ernst & Young Auditores Independentes S/S (“EY”) on the Company’s Quarterly Information Report (“ITRs”) for the 3rd quarter of 2026, ended September 30, 2026.

Mrs. Andrea Viegas, Chief Financial Officer, and Mrs. Manoela Suassuna, representative of the Accounting, Reporting & Adm. Services area, participated in this item.

Mrs. Beatriz Moraes and Mr. Bruno Bianchi, representatives of EY, presented (i) the independent audit work related to the ITRs for the third quarter of 2026, and (ii) the corresponding review report, highlighting that, during the course of the review, no irregularities were identified and no qualifications were reported.

After the clarifications provided, the members of the Fiscal Council thanked the presenters for the information provided.

CLOSING: With no further issues to discuss, the meeting was adjourned, and these minutes drafted as summary, read, approved, and signed by all attendees CF Members.

CONT. OF MINUTES OF THE FISCAL COUNCIL’S MEETING OF TIM S.A.

November 5, 2026

I herein certify that these minutes are the faithful copy of the original version duly recorded in the respective corporate book.

Rio de Janeiro (RJ), November 5, 2026.

LUCIENE RODRIGUES ABRÃO PANDOLFO

Secretary

TIM S.A.

Publicly Held Company

CNPJ/MF 02.421.421/0001-11

NIRE 333.0032463-1

FISCAL COUNCIL’S OPINION

The Members of the Fiscal Council of TIM S.A. ("Company"), in the exercise of their attributions and legal duties, as provided in Article 163 of the Brazilian Corporate Law, conducted a review and analysis of the quarterly information, along with the limited review report of Ernst & Young Auditores Independentes S/S (“EY”), for the period that ended on September 30, 2026, and taking into account the information provided by the Company's management and the Independent Auditors, consider the information appropriate for presentation to the Board of Directors of the Company, in accordance to the Brazilian Corporate Law.

Rio de Janeiro, November 5, 2026.

WALMIR URBANO KESSELI Chairman of the Fiscal Council	Elias de Matos Brito Member of the Fiscal Council

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TIM S.A.
Date: November 9, 2026	By:	/s/ Alberto Mario Griselli
Alberto Mario Griselli
Chief Executive Officer